Exhibit 99.2

BRF – Brasil Foods S.A.

A Publicly Authorized Capital Company

CNPJ 01.838.723/0001-27

NIRE 35.300.149.947

SUMMARY OF THE MINUTES OF THE 55th/2009 EXTRAORDINARY MEETING AND THE 4th EXTRAORDINARY MEETING OF THE FISCAL COUNCIL

(Drafted in summarized format pursuant to Article 130, Paragraph 1 of Law 6.404/76)

DATE, PLACE AND TIME: July 8, 2009 at 3:00 p.m. at Av. Escola Politécnica, 760, São Paulo, SP. QUORUM: The full complement of Members of the Board. CHAIR: Nildemar Secches, Chairman and Edina Biava, Secretary. RESOLUTIONS ADOPTED: 1) Approved the convening of the Extraordinary General Meeting - EGM to be held on August 18, 2009, with the following agenda: To consider the terms and conditions of the Merger Protocol and Justification Agreement with respect to the merger of the totality of the common and preferred shares issued by Sadia S/A (“Sadia”) by the Company with the exception of those held indirectly by BRF itself; Ratification of the hiring and nomination of the appraising companies: (a) Banco de Investimentos Credit Suisse (Brasil) S/A, enrolled in the corporate taxpayers’ register (CNPJ/MF) under number 33.987.793/0001-33, responsible for determining the exchange ratio of the shares issued by Sadia for shares issued by the Company; and (b) Planconsult Planejamento e Consultoria Ltda., enrolled in the corporate taxpayers’ register (CNPJ/MF) under number  51.163.798/0001-23, responsible for the evaluation of the shares of SADIA for the purposes of determining the increase in the Company’s capital stock; To consider the reports and the exchange ratio mentioned in the preceding item; To consider the merger of the shares issued by Sadia by the Company and authorization of the Company’s capital stock to be implemented with the merged shares, with the consequent amendment of Article 5 of BRF’s Bylaws to reflect the said capital increase. 2) Other internal Company matters. ATTACHED DOCUMENTS: (i) Convening of EGM of August 18, 2009: Convening Notice, Proposal of the Board of Directors, Merger Protocol and Justification Agreement, Evaluation Reports, Opinion of the Fiscal Council. CONCLUSION: These minutes, having been drafted, read and approved, were signed by the members present. Nildemar Secches, Chairman; Edina Biava, Secretary; Francisco Ferreira Alexandre; João Vinicius Prianti; Luís Carlos Fernandes Afonso; Carlos Alberto Cardoso Moreira; Manoel Cordeiro Silva Filho; Décio da Silva; Rami Naum Goldfajn; Attilio Guaspari; Jorge Kalache Filho; Osvaldo Roberto Nieto. São Paulo-SP, July 8, 2009. (I hereby certify that this is a summary of the original minutes filed to Book 2 of the Minutes of the Ordinary and Extraordinary Meetings of the Company’s Board of Directors, folio 101; and the Minutes of the Ordinary and Extraordinary Meetings of the Company’s Fiscal Council, folio 58).

Edina Biava

Secretary

This announcement does not constitute an offering document or an offer to sell or an invitation to purchase any securities or a solicitation for any vote or approval